UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001—42880

Black Titan Corporation

(Registrant’s Name)

FFP (Corporate Services) Limited

2nd Floor Harbour Centre

159 Mary Street

George Town

Grand Cayman KY1-9006

Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This Form 6-K is being furnished to provide information regarding Black Titan Corporation’s ongoing exploration of potential long-term strategic initiatives in the blockchain and digital assets sector.

Attached herewith as Exhibit 99.1 is a press release issued by Black Titan Corporation on October 6, 2025 announcing its intention to explore these initiatives.

Item 1. Press Release

See Exhibit 99.1 attached hereto.

Item 2 Exhibits

Exhibit No.	Description
99.1	Press Release dated October 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK TITAN CORPORATION

Date:	October 6, 2025	By:	/s/ Chay Weei Jye
		Name:	Mr. Chay Weei Jye
		Title:	Chief Executive Officer